Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2003-11-14



**Rule 12g3-2(b) Submission**
**File No. 82-4437**
**Henkel KGaA**

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "LACP 2003 Spotlight Awards – International Gold Medals for Henkel Image Films".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.



Very truly yours,

Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Vccmail
13.11.2003 14:10
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "International Gold Medals for Henkel Image

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "International Gold Medals for Henkel Image Films", which \
distributed to the media.

With my very best regards

Ernst Primosch

---

Presseinformation

Press Release
**LACP 2003 Spotlight Awards**

# International Gold Medals for Henkel Image Films

**Düsseldorf, Germany; Los Angeles, USA – The Düsseldorf-based Hen Group won two "gold medals" at this year's LACP Spotlight Awards in**

**"video" category. Henkel's two newly created corporate image films were each granted the number one award by the League of American Communications Professionals (LACP) of Los Angeles, USA. In addition to Henkel's documentary video film, the new Henkel image film entitled "in motion" was also given the top distinction by the international jury.**

In just eight minutes, the new image film called "in motion" demonstrates – from different facets and perspectives – how Henkel brands and technologies positively influence the life of people in 126 countries today and in the future. "Emotions and values, trust and friendship are the central themes of the film. The whole company contributed to the unique nature of the film," says Mr. Ernst Primosch, Vice President Corporate Communications of the Henkel Group based in Düsseldorf, Germany in justifying the film's success.

More detailed information about the Henkel Group's brands and technologies, as well as the business results for the year 2002, are provided in the up-to-date documentary video, which was also granted a "gold medal". The video provides the viewer with an overview about the performance and capabilities of Henkel in four minutes. It shows quick scenes and excerpts from TV spots, incorporating relevant facts and figures about business results and the Henkel Group's three strategic areas of competence – Home Care, Personal Care, as well as Adhesives, Sealants and Surface Treatment.

"Both films are authentic and were inspired by the vision of Fritz Henkel, the founder of the company: making people's lives easier, better and more beautiful with brands and technologies from Henkel. And this claim is valid for Henkel all around the world. It is for this reason that we are proud to be granted these prizes by an international and renowned jury," Mr. Primosch adds.

More than 800 projects were nominated for this year's LACP Spotlight Awards.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

November 13, 2003

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: ++49-211-797-3533
Tel.: ++49-211-798-2484
E-Mail: press@henkel.com

Sven Jacobsen
Tel.: ++49-211-797-6321
Tel.: ++49-211-798-2484

Internet: http://www.press.henkel.com
http://www.henkel.com

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